Exhibit 99.1

NuCana to Present New Data from its ProTide Portfolio at the European Society for

Medical Oncology (ESMO) 2018 Congress

Edinburgh, United Kingdom, October 9, 2018 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ:NCNA), a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer, today announced that investigators will present new data from the Acelarin (NUC-1031) and NUC-3373 programs at the ESMO 2018 Congress to be held October 19-23, 2018, in Munich, Germany. These data include the latest results from the ABC-08 Phase Ib front-line study of Acelarin plus cisplatin in advanced biliary tract cancer, as well as a recruitment update from the Acelarate Phase III front-line study of Acelarin in pancreatic cancer. In addition, results from the NuTide:301 Phase I study of NUC-3373 in advanced solid tumors will be presented.

Hugh S. Griffith, NuCana’s Chief Executive Officer, said: “We are excited about sharing these latest data at ESMO and the potential of our pipeline of innovative ProTides to transform the treatment of patients with cancer.”

Details of NuCana’s poster presentations are as follows:

Poster Presentation Session Date & Time: October 21, 2018, 12:45pm CEST

Title: A new ProTide, NUC-1031, combined with cisplatin for the first-line treatment of advanced biliary tract cancer (ABC-08)

Presentation Number: 758P

Session Title: Basic science, Endocrine tumours, Gastrointestinal tumours - colorectal & non-colorectal, Head and neck cancer (excluding thyroid), Melanoma and other skin tumours, Neuroendocrine tumours, Thyroid cancer, Tumour biology & pathology

Location: Hall A3, Poster Area Networking Hub

Presenter: Dr. Mairead McNamara

Poster Presentation Session Date & Time: October 21, 2018, 12:45pm CEST

Title: ACELARATE – A randomised Phase III, open label, clinical study comparing NUC-1031 with gemcitabine in patients with metastatic pancreatic carcinoma

Presentation Number: 788TiP

Session Title: Basic science, Endocrine tumours, Gastrointestinal tumours - colorectal & non-colorectal, Head and neck cancer (excluding thyroid), Melanoma and other skin tumours, Neuroendocrine tumours, Thyroid cancer, Tumour biology & pathology

Location: Hall A3 - Poster Area Networking Hub

Presenter: Professor Daniel Palmer

Poster Presentation Session Date & Time: October 22, 2018, 12:45pm CEST

Title: A Phase I first-in-human, dose-escalation and expansion study to evaluate the safety and tolerability of NUC-3373 in patients with locally advanced, unresectable or metastatic solid malignancies

Presentation Number: 442TiP

Session Title: Breast cancer - early stage, locally advanced & metastatic, CNS tumours, Developmental therapeutics, Genitourinary tumours—prostate & non-prostate, Palliative care, Psycho-oncology, Public health policy, Sarcoma, Supportive care

Location: Hall A3 - Poster Area Networking Hub

Presenter: Professor Sarah Blagden

Abstracts and full session details can be found at www.esmo.org

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells.

Our most advanced ProTide candidates, Acelarin® (NUC-1031) and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with ovarian cancer and a Phase III study for patients with pancreatic cancer. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors.

For more information, please visit: www.nucana.com

Forward-Looking Statements

This press release may contain “forward -looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including our planned and ongoing clinical studies for the Company’s product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; and the utility of prior preclinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, and subsequent reports that we file with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

    Hugh S. Griffith    Chief Executive Officer    T: +44 131-357-1111    E: info@nucana.com

Westwicke Partners

    Chris Brinzey    T: +1 339-970-2843    E: chris.brinzey@westwicke.com

RooneyPartners

    Marion Janic    T: +1 212-223-4017    E: mjanic@rooneyco.com